Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust Files 2007 Year End Disclosure Documents

     CALGARY, March 28 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") announces that it has filed with Canadian securities regulatory authorities its audited consolidated financial statements and accompanying notes for the year ended December 31, 2007 and related
Management's Discussion and Analysis, as well as its Business Acquisition
Report related to the Canetic acquisition completed in January 2008. Penn West has also filed its Annual Information Form for the year ended
December 31, 2007, which includes the disclosure and reports relating to reserves data and other oil and gas information required pursuant to National
Instrument 51-101 of the Canadian Securities Administrators. Penn West has
also filed its Annual Report on Form 40-F with the U.S. Securities and
Exchange Commission.
     Copies of these documents may be obtained electronically via
www.sedar.com or www.sec.gov/edgar.shtml, (for the Form 40-F) or through Penn
West's website at www.pennwest.com. Hard copies of Penn West's audited
Consolidated Financial Statements and related MD&A are also available upon request, free of charge, by contacting our Investor Relations group or by requesting them through our website.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Website: www.pennwest.com, Toll-free:
1-866-693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; Investor
Relations: William Andrew, CEO, Phone (403) 777-2502, Toll-free:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 12:46e 28-MAR-08